BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO Box 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 www.bhpbilliton.com

12 March 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Ms. Jenkins,

On 12 February 2014 we received your comment letter dated 11 February 2014 regarding the annual report on Form 20-F for the fiscal year ended 30 June 2013 of BHP Billiton Limited and BHP Billiton PLC (“BHP Billiton”) (File Nos. 001-09526 and 001-31714).

On 13 February 2014 an extension until 12 March 2014 for the filing of BHP Billiton’s comment letter response was confirmed to our counsel, Burr Henly of Sullivan & Cromwell, by Ms. Joanna Lam of the staff of the Securities and Exchange Commission.

BHP Billiton has requested a further extension for the filing of our comment letter response, so as to ensure that BHP Billiton’s internal accounting and business personnel, as well as BHP Billiton’s independent auditors, have the necessary time to coordinate and confirm sufficiently detailed responses to the comments. On 11 March 2014 Ms. Lam confirmed to our counsel that a further extension to Wednesday 26 March 2014 has been granted. This letter is intended to formalize this extension.

BHP Billiton confirms that our comment letter response will be filed no later than 26 March 2014. If you have any questions or comments, please do not hesitate to contact me directly.

Yours sincerely

/s/ Neil Beaumont

Neil Beaumont

Head of Group Reporting

cc: Burr Henly (Sullivan & Cromwell)

A member of the BHP Billiton Group which is headquartered in Australia

Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia

ABN 49 004 028 077 Registered in Australia